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Exhibit 1.1


NEWS RELEASE

FOR RELEASE:   January 21, 1997


PACIFIC GATEWAY PROPERTIES
COMPLETES $20,750,000 IN ACQUISITIONS
AND A $9,450,000 REFINANCING

SAN FRANCISCO, CALIFORNIA ...Pacific Gateway Properties, Inc., (PGP-AMEX) announced today that it has purchased two new properties to conclude a tax deferred exchange of properties in connection with the previously reported December 1996 sale of its Arizona hotel property. One of the new properties is a six building, 165,000 square foot campus style office park on a 7.7 acre parcel in San Jose, California purchased for $17,500,000 or $106.06 per square foot including the assumption of a $10,200,000 mortgage loan. The second property is a 23,000 square foot six-story office building in San Francisco, California for which PGP paid $3,250,000 or $141.30 per square foot, $2,112,500 of which was financed by a new mortgage loan.

PGP also announced that on December 31, 1996 it refinanced its South Bay Office Tower in San Jose, California replacing $6,370,000 of 12% fixed rate debt with a new $9,450,000 ten year 8.65% fixed rate loan. Excess loan proceeds after repayment of the existing loan and other required payments amounted to approximately $2,200,000 which PGP may use for its general business purposes.

PGP is a publicly traded real estate investment and management company headquartered in San Francisco, California. PGP primarily focuses on investing in downtown and suburban office properties with current investments in Florida, Massachusetts, Arizona and the San Francisco Bay Area.




FOR MORE INFORMATION CONTACT: RAYMOND MARINO, PRESIDENT AND CEO


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